Enlivex Therapeutics Ltd.

14 Einstein Street

Ness Ziona

Israel 7403618

December 30, 2025

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jimmy McNamara

RE:	Enlivex Therapeutics Ltd. (the “Company”)

Registration Statement on Form F-3 (the “Registration Statement”)

Filed December 23, 2025

File No. 333-292417

Dear Mr. McNamara:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on January 2, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
	Name:	Oren Hershkovitz
	Title:	Chief Executive Officer